[ TPT Global Tech, Inc. ]

February 23, 2023

VIA EDGAR SUBMISSION

Attn: Jeff Kauten

Securities Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	TPT Global Tech, Inc. Withdrawal of Amendment Withdrawal Request (accession no. 0001654954-23-001952) relating to Registration Statement on Form S-1 (File No. 333-249709)

Dear Mr. Kauten:

TPT Global Tech, Inc. (the “Company”) hereby requests withdrawal of the above identified amendment withdrawal request. The amendment withdrawal request filed on February 22, 2023 was filed with an erroneous file number that corresponds with an S-1 that was filed on July 19, 2021. The file number for the Registration Statement and Amendment Withdrawal Request at issue should in fact be: 333-222094. The Company is concurrently filing an amendment withdrawal request in letter format to withdraw the post-effective amendment (accession no. 0001654954-23-001814).

If you have any questions or comments or require further information, please do not hesitate to call the undersigned at (619) 301-4200.

Sincerely,

/s/ Stephen J. Thomas, III
CEO

cc:	Christen Lambert, Esq.